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Consent of Independent Certified Public Accountants



Genesis Health Ventures, Inc.
148 West State Street
Kennett Square, Pennsylvania 19348

We hereby consent to the incorporation by reference in the Prospectus constituting a part of the Registration Statement of Form S-4 dated October 31, 1996, for the registration of 9-1/4% Senior Subordinated Notes due 2006 of our report dated August 20, 1996, relating to the consolidated financial statements of Geriatrics & Medical Companies, Inc. as of May 31, 1996 and for each of the years in the two-year period ended May 31, 1996 included in the Genesis Health Ventures, Inc.'s current report on Form 8-K/A dated July 11, 1996 filed with the Securities and Exchange Commission.

We also consent to us being named as "Experts" in the Prospectus.


                                                                BDO Seidman, LLP



Philadelphia, Pennsylvania
October 31, 1996